SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Brookfield Canada Office Properties

(Name of Issuer)

Trust Units

(Title of Class of Securities)

112823109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 112823109	Page 2 of 9 Pages

1	Names of reporting persons Brookfield Asset Management Inc.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Ontario, Canada
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 77,652,139
	7	Sole dispositive power: 0
	8	Shared dispositive power: 77,652,139
9	Aggregate amount beneficially owned by each reporting person: 77,652,139
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 83.3%
12	Type of reporting person (see instructions): CO

CUSIP No. 112823109	Page 3 of 9 Pages

1	Names of reporting persons Partners Limited
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Ontario, Canada
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 77,652,139
	7	Sole dispositive power: 0
	8	Shared dispositive power: 77,652,139
9	Aggregate amount beneficially owned by each reporting person: 77,652,139
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 83.3%
12	Type of reporting person (see instructions): CO

CUSIP No. 112823109	Page 4 of 9 Pages

1	Names of reporting persons Brookfield Property Partners L.P.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Bermuda
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 77,652,139
	7	Sole dispositive power: 0
	8	Shared dispositive power: 77,652,139
9	Aggregate amount beneficially owned by each reporting person: 77,652,139
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 83.3%
12	Type of reporting person (see instructions): PN

CUSIP No. 112823109	Page 5 of 9 Pages

1	Names of reporting persons Brookfield Office Properties Inc.
2	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒ Joint Filing
3	SEC use only:
4	Citizenship or place of organization: Canada
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 0
	6	Shared voting power: 77,652,139
	7	Sole dispositive power: 0
	8	Shared dispositive power: 77,652,139
9	Aggregate amount beneficially owned by each reporting person: 77,652,139
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): ☐
11	Percent of class represented by amount in Row 9: 83.3%
12	Type of reporting person (see instructions): CO

CUSIP No. 112823109	Page 6 of 9 Pages

Item 1(a).	Name of Issuer

Brookfield Canada Office Properties (“BOXC”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

Brookfield Place

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

Item 2(a).	Name of Persons Filing

Brookfield Asset Management Inc. (“BAM”)

Partners Limited (“Partners”)

Brookfield Property Partners L.P. (“BPY”)

Brookfield Office Properties Inc. (“BPO”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address of each of BAM, Partners and BPO is:

Brookfield Place

181 Bay Street, Suite 330

Toronto, Ontario, Canada, M5J 2T3

The address of BPY is:

73 Front Street

Hamilton

HM 12 Bermuda

Item 2(c).	Citizenship

See Item 4 of the cover pages

Item 2(d).	Title of Class of Securities

Trust Units (“Trust Units”)

Item 2(e).	CUSIP Number

112823109

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of the cover pages. BPO, indirectly through BPO Properties Ltd., a wholly-owned subsidiary of BPO, beneficially owns 10,564,117 Trust Units and 67,088,022 Class B LP Units (“Class B LP Units”) of Brookfield Office Properties Canada LP, a subsidiary of BOXC, which are exchangeable on a one-for-one basis (subject to customary anti-dilution provisions) for Trust Units at the option of the holder at any time unless such exchange would, in the opinion of the trustees of BOXC, jeopardize BOXC’s status as a “unit trust”, “mutual fund trust” or “real estate investment trust” under the Income Tax Act (Canada). BPY owns 49.2 percent of BPO’s outstanding common shares and 97.2 percent of BPO’s outstanding voting preferred shares and therefore may be deemed to

CUSIP No. 112823109	Page 7 of 9 Pages

beneficially own 77,652,139 Trust Units indirectly through BPO. BAM owns 41,394,118 limited partnership units of BPY (“BPY Units”), 389,129,306 limited partnership interests in a subsidiary of BPY, which are redeemable for cash, subject to the right of BPY to acquire such interests (in lieu of such redemption) in exchange for BPY Units, a special limited partner interest in a subsidiary of BPY and a general partner interest in BPY’s general partner, together representing an effective economic interest in BPY of 89 percent, and therefore may be deemed to beneficially own 77,652,139 Trust Units indirectly through BPY and BPO. Partners owns all of BAM’s Class B Limited Voting Shares and therefore may be deemed to beneficially own 77,652,139 Trust Units indirectly through BAM, BPY and BPO.

(b)	Percent of Class:

See Item 11 of the cover pages.

CUSIP No. 112823109	Page 8 of 9 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of the cover pages.

(ii)	shared power to vote or to direct the vote:

See Item 6 of the cover pages.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of the cover pages.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

Not applicable

Exhibits

99.1	Joint Filing Agreement

CUSIP No. 112823109	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ A. J. Silber
		Name:	A. J. Silber
		Title:	Vice President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Derek Gorgi
	Name:	Derek Gorgi
	Title:	Assistant Secretary

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD OFFICE PROPERTIES INC.

By:	/s/ Michelle L. Campbell
	Name:	Michelle L. Campbell
	Title:	Vice President, Compliance